Exhibit (a)(1)(D)

TEXT OF EMAIL MESSAGE TO HOLDERS OF ELIGIBLE OPTIONS

As Bryan’s e-mail from earlier today summarizes, we are giving you the opportunity to participate in an option exchange program. This e-mail contains important information relevant to your decision to participate in the option exchange program. We have also attached the following important documents to this e-mail:

•	Formal Exchange Offer document (including a Summary of Tax Consequences)

•	Letter of Transmittal and Election to Tender Eligible Options

•	Notice of Withdrawal

•	Option Summary

•	Option Calculator

Please review this e-mail and these documents carefully for detailed information about the option exchange program.

In essence, the option exchange program gives you the opportunity to exchange some or all of your currently outstanding option grants with exercise prices equal to or greater than $6.76 per share for a new option grant covering one-third ( 1/3rd) the number of shares, but with an exercise price of $0.001 per share. This means that if you have more than one option grant with an exercise price equal to or greater than $6.76, you may choose, on a grant-by-grant basis, which options you would like to exchange. Vesting of the new option grant you will receive, should you elect to participate in the option exchange program, will occur in three equal installments on the following dates: December 1, 2005, September 1, 2006 and June 1, 2007.

The option summary attached to this e-mail provides details of your eligible stock option grants (i.e., option grants with exercise prices of $6.76 or higher) and the impact of exchanging any of these option grants in the exchange program, including the number of new shares you would receive and the new vesting schedule. Agile prepared the option details shown in the attached option summary based on information in our files. Please review the attached summary carefully. If you believe any of the information is incorrect or if you have questions, please contact Stock Administration at optionexchange@agile.com or 408-284-4011.

We have also attached an option calculator (in the form of an Excel spreadsheet) that can assist you in comparing the potential gain of your existing options to the potential gain of your new option (that you would receive in the exchange) depending on the market value of the stock at the time the shares are sold.

Please note that the tax consequences of participating the in the exchange program are complex and will vary based upon where you live and work. A summary of some of these important tax consequences is contained in Schedules B-L to the Exchange Offer document attached to this e-mail. Please review this tax information carefully and consult with any tax advisors you deem appropriate.

No immediate action is required if you would like to participate in the option exchange program.

•	The offer to exchange your eligible options in the option exchange program will remain open until Friday, August 19, 2005

•	In the meantime, take the time to carefully read the attached documents and examine your eligible option grants and the impact of exchanging them in the option exchange program

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We will be holding a series of informational meetings at several locations throughout the world to further explain this program, including the local nuances that may apply, and to answer your questions. A schedule of these meetings will be forwarded under separate cover. Please take the time to attend one of these meetings to better understand the option exchange program and have any questions about the option exchange program answered

•	If you decide that you would like to participate and exchange one or more of your eligible option grants in the option exchange program, fill out the attached Letter of Transmittal and Election to Tender Eligible Options

•	If you decide that you do NOT want to participate, NO action is required at any time.

After reviewing this e-mail and the attached documents, if you have questions about the option exchange program, please contact Stock Administration at optionexchange@agile.com or 408-284-4011. Also, please keep in mind that we will be holding a series of informational meetings.

Please note that participation in the option exchange program is voluntary. We make no recommendation as to whether you should elect to exchange your existing options. You must make your own decision regarding participation in the option exchange program.